Ropes & Gray LLP

One Embarcadero Center, Suite 2200

San Francisco, CA 94111

April 30, 2008

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

450 Fifth Street, N.W.

Washington, DC 20549

Attention: Mr. James O’Connor

Re:	Post-Effective Amendment No. 70 to Registration Statement on Form N-1A of RS Investment Trust filed on February 29, 2008 (File Nos. 033-16439 and 811-05159)

Dear Mr. O’Connor:

This letter responds to comments provided orally by you to the undersigned on April 14, 2008 and April 15, 2008 relating to Post-Effective Amendment No. 70 to the registration statement of RS Investment Trust (the “Trust” or the “Registrant”) on Form N-1A. Post-Effective Amendment No. 70 relates to each series (each, a “Fund,” and collectively, the “Funds”) of the Registrant. For convenience of reference, the Securities and Exchange Commission (“SEC”) staff’s comments have been summarized before each response.

1. Comment: For RS Global Natural Resources Fund, please consider stating that the Fund will normally hold securities of issuers located in at least three countries (which may include the United States). For RS International Growth Fund, please consider stating that the Fund will normally hold securities of issuers located in at least three countries (not including the United States).

Response: The Registrant has taken the above comment into consideration and believes that both Funds already include substantially similar disclosure to that which is requested. For Global Natural Resources Fund, the Principal Investment Strategies section states that the Fund “normally will invest in securities of companies located in at least three countries, which may include the United States.” For International Growth Fund, the Principal Investments section states that the Fund “normally invests at least 80% of the value of the Fund’s net assets in common stocks and convertible securities issued by companies domiciled outside of the United States.”

2. Comment: For each Fund that includes Portfolio Turnover Risk, please consider revising the risk disclosure to clarify that increased portfolio turnover may result in higher Fund expenses and more significant distributions of short-term capital gains to investors, which are taxed as ordinary income.

Response: Portfolio Turnover Risk has been revised as follows for each Fund:

“Frequent purchases and sales of portfolio securities may result in higher Fund expenses and may result in more significant distributions of short-term capital gains to investors, which are taxed as ordinary income. In recent periods, the Fund has experienced annual portfolio turnover of [approximate rate for particular Fund] and will likely experience high portfolio turnover rates in the future.”

3. Comment: Please clarify that the percentage limitations on investments in illiquid securities do not apply solely at the time of investment.

Response: The requested change has been made. The section “Note Regarding Percentage Limitations” has been revised as follows:

“All percentage limitations on investments in this Prospectus will apply at the time of investment (excluding investments in illiquid securities)[.]”

4. Comment: Please consider disclosing how a Fund segregates liquid assets to cover open derivatives positions.

Response: The Prospectus states, “The Fund may be required to segregate certain of its assets on the books of its custodian with respect to derivatives transactions entered into by the Fund.” We respectfully submit that we believe this is adequate disclosure regarding how the Funds segregate liquid assets to cover certain open derivatives positions.

5. Comment: If any of the Funds have exposure to investments in sub-prime mortgages, please consider adding disclosure to the Prospectus regarding the risks and features thereof.

Response: The following disclosure has been added to the description of Mortgage- and Asset-backed Securities Risk in the Prospectus.

“Subprime mortgage loans, which typically are made to less creditworthy borrowers, have a higher risk of default than conventional mortgage loans. Therefore, mortgage-backed securities backed by subprime mortgage loans may suffer significantly greater declines in value due to defaults.”

6. Comment. For any Fund for which expenses associated with short sales exceeded five basis points of the average daily net assets of the Fund for the fiscal year ended December 31, 2007, please add a separate column in the annual fund operating expenses table indicating the amount of such expenses.

Response: We confirm that none of the Funds incurred expenses associated with short sales in excess of five basis points for the fiscal year ended December 31, 2007.

7. Comment. Please explain supplementally why the introductory paragraph immediately preceding the trustee compensation table in the Statement of Additional Information (“SAI”) states that the amounts shown for each Fund with less than a full fiscal year of operations have been estimated for the fiscal year ending December 31, 2008, while footnote 4 of the trustee compensation table states that the amounts shown represent actual compensation paid in 2007.

Response. In accordance with Item 12 of Form N-1A and the introductory paragraph for the table, the amounts shown in the trustee compensation table for each Fund with less than a full fiscal year of operations represents an estimate of compensation to be paid by the Fund to each trustee in the fiscal year ending December 31, 2008. Footnote 4 of the trustee compensation table only refers to the calculation of total cash compensation paid to the trustees across the entire RS fund complex. Total cash compensation is calculated using actual compensation paid to each trustee in 2007 by each Fund, regardless of whether the Fund had a full fiscal year of operations as of December 31, 2007.

8. Comment. Please include the total dollar amounts paid by the Funds to each sub-adviser.

Response. In accordance with the requirements of Item 14 of N-1A, the SAI includes the total dollar amounts paid by the Funds to the Funds’ adviser, RS Investments. Additionally, the SAI also includes the percentage of fees paid by RS Investments to the sub-advisers. We respectfully submit that Item 14 of Form N-1A requires the disclosure of “[t]he total dollar amount paid by the Funds to the adviser” and does not require the disclosure of dollar amounts paid by RS Investments to the sub-advisers. The Funds do not directly pay any advisory fee to any of the sub-advisers.

9. Comment. Please clarify in Part C of the Registration Statement that the Registrant is incorporating by reference only to its Registration Statement.

Response. The requested clarification has been made.

10. Comment. Please consider including in Part C of the Registration Statement disclosure similar to the provision on the limitation of indemnification required by Item 510 of Regulation S-K.

Response. The requested change has been made.

In addition, on behalf of the Registrant we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the review of this filing by the Commission’s staff, under delegated authority, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Registrant will not assert the review by the Commission’s staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Should you have any questions, please do not hesitate to call me at (415) 315-6302. Thank you for your assistance.

Very truly yours,

/s/ Matthew Gaarder-Wang
Matthew Gaarder-Wang

cc:	Benjamin L. Douglas, RS Investment Management Co. LLC

Timothy W. Diggins, Ropes & Gray LLP

Elizabeth J. Reza, Ropes & Gray LLP